UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2005	File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated February 7, 2005

2.

News Release dated February 14, 2005

3.

News Release dated March 23, 2005

4.

News Release dated April 1, 2005

5.

Letter from Former Auditor

6.

Letter from Successor Auditor

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: May 20, 2005	Signed: /s/ Joanne Freeze Joanne Freeze, Director

CANDENTE - GOLDCORP COMMENCE DRILLING ON THE STAGHORN GOLD PROPERTY, NEWFOUNDLAND

Vancouver, British Columbia, February 7, 2005. Candente Resource Corp. - DNT:TSX is pleased to advise that diamond drilling has commenced on the Staghorn Property. Approximately 2200 metres (m) are planned to be drilled in 9 holes. The drilling is being funded by Goldcorp Inc. – GG:NYSE; G:TSX (“Goldcorp”) who has the right to earn a 70% interest in the Staghorn property by financing all exploration and acquisition cos ts and completing a bankable feasibility study by January 2010.

The drilling will test a 3.2 kilometre (km) structural trend where gold mineralization has been found in bedrock, angular rock float, soils and heavy mineral concentrate samples. Gold values of 0.5 to 25.7 grams per tonne (gpt) occur in sulphides in bedrock in three distinct zones. Gold values from one of the zones (70m by 30m) range from 0.5 to 13.5 gpt (several in the 1.5 to 5 gpt range) from 1m bedrock channel samples in trenches as well as from selected bedrock chip samples and angular float. Several high chargeability zones occur over the 3.2 km trend and often coincide with the gold-bearing sulphide mineralization found on the property. As is common in Newfoundland, overburden masks much of the bedrock on the 4900 hectare property.

Styles of mineralization, host rocks, structural setting and geochemical signatures found to date on the Staghorn Property are all typical of intrusion hosted-orogenic gold deposits found world-wide. These systems, such as the 175 and 19 million ounce gold deposits at Muruntau and Kumtor in Central Asia, represent some of the world’s largest gold resources. The structural break believed to control the gold mineralization at Staghorn, may also be related to a new discovery of copper-lead-zinc-silver-gold mineralization by Messina Minerals, 35 km northeast of the property along the same structure.

Candente would like to take this opportunity to acknowledge and thank the Newfoundland and Labrador Department of Natural Resources for the receipt of grants from the Junior Company Exploration Assistance Program (JCEAP). The grants were applied toward 2004 exploration work completed on several of Candente’s properties throughout Newfoundland.

Drilling is being carried out by Petro Drilling Company Limited of Newfoundland. Ed Northcott and Gilbert Lushman, the prospectors who made the original gold discovery at Staghorn, are assisting with all phases of exploration on the property. All diamond drill core will be logged and handled by Candente's geologists in accordance with industry standards. Quality Assurance and Quality Control, (QA/QC) protocols including the use of sample standards, blanks and duplicates as well as chain of custody is monitored by Mike Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente and Robert Van Egmond, P. Geo. consultant to Candente. Casselman and Van Egmond are the qualified persons (QP) as defined by NI 43-101 for the Staghorn project and they have verified the information, have read and approved the contents of this release.

The core will be cut in half (length-wise) with a diamond saw and samples will be submitted to Eastern Analytical Labs Ltd. (“Eastern”) in Springdale, Newfoundland where they will be crushed, split and analysed. Gold analysis will be performed by Fire Assay Fusion and Atomic Absorption analytical methods on a 50 gram split. Pulps from the same samples will then be sent to Acme Analytical Laboratories (“Acme”) in Vancouver, B.C., Canada and analysed for an additional 35 elements (including silver) plus tellurium using Inductively Coupled Plasma (ICP). In addition five percent of all samples will be re-analysed by fire assay by Acme duplicate checks for quality control.

For more technical information on the Staghorn property, please refer to:

http://www.candente.com/s/projects_staghorn.asp

Candente is a diversified exploration company whose focus is to increase shareholder value through discovery. Candente has an advanced exploration stage copper project, Canariaco, and several other gold and gold-copper projects in Peru and Newfoundland. Candente’s directors have individual track records in both the discovery and development of multi-million ounce gold and silver, and multi-billion pound copper deposits. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 124

LEACHABLE COPPER ZONE EXPANDED ON CANARIACO NORTE COPPER PROJECT AND UPDATE ON ALTO DORADO GOLD-COPPER PORPHYRY PROJECTS, NORTHERN PERU

Vancouver, British Columbia, February 14, 2005. Candente Resource Corp. - DNT:TSX is pleased to provide the following updates.

Canariaco Norte – 100% held by Candente - LEACHABLE COPPER ZONE EXPANDED

A chalcocite (leachable copper) zone extending over a minimum of 600 metres (m) laterally and 100 to 200m or more vertically, in the central to southern half of the deposit, is indicated by re-logging of old drill holes, sequential leach assays from 2004 drilling, mapping, and leach testing of bulk samples. Chalcocite also occurs at the top of most of the drill holes and may dominate the eastern and western parts of the deposit. A leached cap varying from 0 to 60 metres overlies the chalcocite zone. The combination of favourable topography and a generally thin leach cap allows for a very low strip ratio. Chalcopyrite mineralization generally underlies the chalcocite zones and has grades of 0.41 to 0.86% Cu in the 12 holes drilled by Candente. Gold and silver grades to date average 0.12 grams per tonne (gpt) gold and 2.0 gpt silver over 234 m. This distribution is shown on cross-sections which can be viewed at:

http://www.candente.com/s/PeruProjects_Canariaco.asp.

Significant copper mineralization (chalcocite and chalcopyrite) has been intersected in 21 of 22 holes drilled to date over an area extending over 1.0 kilometre (km) by 1.2km laterally and 396m vertically. In 2004 Candente intersected an average of 0.70% over 151m (within 0.67% over 167 metres) in 12 holes drilled over an area covering less than 20% of the mineralized system. All holes ended in copper grades of 0.55% to 1.00%. Higher grade zones include: 1.01% over 96 metres.

A preliminary resource estimate is in progress and expected to be completed near the end of the month. Future drilling will be targeted to confirm the extent and grades of the extensive chalcocite zones to the south, west and east as well as the chalcopyrite zone to the north. Two additional porphyry targets on the property will also be explored.

Alto Dorado – 100% held by Candente - MINERAL SYSTEM EXPANDED TO 9KM BY 2-3KM

An Induced Polarization (IP) geophysical survey has expanded the chargeability anomaly to a length of 7km by 1km. The chargeability coincides with an extensive area of porphyry style alteration and a 9km by 2-3km area of anomalous levels of gold, copper, molybdenum and silver in soils and rocks. These features and significant mineralized system are all characteristics of large porphyry gold-copper systems.

The 7km by 1km chargeability anomaly is still open in all directions and includes three centres of strong chargeability (2km, 1.7km and 1.36km long). Two drill holes targeted on geochemical anomalies 5 km apart and drilled prior to the completion of the IP survey, intersected anomalous gold and copper levels over 175m and 160m vertically (0.22 gpt Au, 0.17% Cu and.13 gpt Au, 0.08% Cu). The gold and copper grades intersected are typical of those often found on the margins of economic gold-copper deposits. Both holes occur in anomalous but low chargeability areas proximal to two of the higher chargeability centres.

Moderate to high chargeability zones around drill holes DDH-04-008 and RCH-98-008, as well as several additional areas associated with the IP anomalies will be targeted in future drilling. For more technical information on the Alto Dorado property please refer to: http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1.

Michael Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente and Joanne C. Freeze P. Geo. President, are the qualified persons (QP) as defined by NI 43-101 for the projects discussed above and they have verified the information, have read and approved the contents of this release.

CANDENTE RESOURCE CORP. – TSX:DNT

NEWS RELEASE DATED FEBRUARY 14, 2005

Candente is a diversified copper and gold exploration company. Our focus is to increase shareholder value through discovery. Candente has an advanced exploration stage copper project, Canariaco, and several other gold and gold-copper projects in Peru and Newfoundland. Candente’s directors have individual track records in both the discovery and development of multi-million ounce gold and silver, and multi-billion pound copper deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 125

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

PRELIMINARY RESOURCE ESTIMATE AT CANARIACO NORTE

Vancouver, British Columbia, March 23rd, 2005. Candente Resource Corp. (DNT:TSX) is pleased to report that an independent preliminary mineral resource estimate has been completed on the Canariaco Norte Zone of the Canariaco property, Northern Peru. This estimate is considered to be very preliminary as this resource makes up less than 15% of the volume of known mineralization. The report estimates an inferred resource of 76.5 million tonnes grading 0.614% copper and 0.099 grams per tonne (gpt) gold at a cut-off grade of 0.30% copper. Contained metal in the resource equals 1,035 million pounds of copper and 243,000 ounces of gold.

The surface expression of the preliminary resource is approximately 14 hectares, which is less than 15% of the surface expression of known copper mineralization (114 hectares) in the Norte Zone, as currently defined by 23 drill holes and surface copper showings. This zone extends over a minimum length of 1.2 kilometres (km) and a minimum width of 1 km and remains open laterally. In addition, several drill holes to date have ended in copper grades of 0.55% to 1.00% indicating that the deposit is also open to depth.

Joanne Freeze, President and CEO of Candente, states, "We are very excited about the potential to develop a significant copper and gold resource at Canariaco. We are particularly impressed by the consistency of copper and gold grades in the deposit both vertically and laterally. In addition to this, we also see potential for developing a leachable chalcocite resource in the southern portion of the deposit where preliminary leach testing of chalcocite mineralization showed 92% recovery after 93 days”.

	PRELIMINARY	INFERRED RESOURCE
Cut-off Grade (% Cu)	Tonnes (Million)	Copper Grade (% Cu)	Gold Grade gpt	Contained Copper (Million lbs)	Contained Gold (Ounces)
0.5	58.5	0.672	0.104	866	195,000
0.4	71.0	0.634	0.101	992	230,000
0.3	76.5	0.614	0.099	1,035	243,000

Total silver content has not been estimated yet as analyses were not available for all of the holes. The seven holes analysed to date show an average of 2.5 gpt silver.

The 2005 drill program, planned to commence in early May, will focus on expanding the resource at Canariaco Norte. The first target area will be the central to southern portion of the known deposit where chalcocite (leachable copper) dominates the copper mineralization. Two other copper-gold porphyry targets on the property will also be investigated. Environmental permitting is in progress, which will allow an additional 78 holes to be drilled on the property.

The Canariaco deposit is road accessible and situated on the eastern slopes of the Andes. The area is sparsely populated however, a local labour force is readily available and favourable to exploration and development. Elevations range from 2500 to 3200m above sea level.

The mineral resource estimate is based on assay results from 2891.4 metres of drill core from a total of 3451.4 drilled in 15 holes of which 12 were drilled by Candente in 2004 and 3 were drilled in 1973 and 1995 by Ingemmet and Placer Dome. The Candente holes were drilled at 100 metre spacings. The estimations for the preliminary resource were capped at a copper grade of 2.0% and a gold grade of 0.3 gpt. Independent geologist James A. McCrea, P.Geo., and a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 23rd, 2005 Mr. McCrea has read and approved the contents of this news release. The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. This estimate will be filed in a Technical Report, compliant with NI 43-101 on SEDAR within 30 days. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The NQ-size core from the 2004 drill program was cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core was collected by Candente's Peruvian geologists in accordance with industry standards and submitted to Actlabs in Lima, Peru for copper. Copper was analyzed by a four acid leach process on a 50 g

CANDENTE RESOURCE CORP. - NEWS RELEASE – MARCH 23, 2005 - PAGE 2

split to give values for total copper, acid soluble copper, cyanide soluble copper and residual sulphide copper. Pulps from some of the same samples were sent to Actlabs laboratory in Ancaster, Ontario, Canada and analysed for an additional 36 elements (including silver) using Inductively Coupled Plasma (ICP). Gold analyses on all the holes were carried out by Actlabs, Lima using Fire Assay Fusion and Atomic Absorption method on a 50g split. Five percent of all core samples were also sent to a second laboratory for check assays of total copper and total gold. Quality Assurance and Quality Control (QA/QC), including the use of sample standards, blanks and duplicates as well as chain of custody was monitored by Candente.

The core from the 1973 drill program was collected along 2 metre lengths and analysed for copper and molybdenum. The core sizes were NCD to 50 m depth, NXWL to 170 m depth and BXWL for the remainder of the hole. A total of 66 composite geological samples were analysed for total copper, molybdenum, silver and gold. The “frio de la dithizinabenceno” assay method (colorimetric analysis) was used. Analyses were carried out by Plenge Laboratory in Lima and the laboratory of INGEMMET. Candente cannot comment on the reliability of the sampling and analyses carried out, however, the fact that this INGEMMENT hole (73-001) was twinned by Candente’s 04-008 hole and the results are very similar indicate that the data is reliable.

The core from Placer Dome’s 1995 drill program was sent to and analysed by SGS-XRAL labs in Lima for copper, gold and molybdenum. No specific information on how they handled the core is available, however data from professional geologists of large companies is considered to be of high quality. In addition, Joanne Freeze has direct experience working with Placer Dome and believes that they would have had detailed QA/QC programs in place at Canariaco. These would have included the use of blanks, standards, and check assays.

Candente will host a conference call and webcast to discuss the preliminary resource estimate on March 30th, 2005 at 10:00am PST / 1:00 pm EST. Participation can occur in one of two ways: to participate on the conference call, please dial 416-695-5261 or toll free 1-877-888-4210 prior to the scheduled start time. The call will be available for replay until April 13, 2005 by calling 416-695-5275 or 1-866-518-1010. Alternatively, the live webcast can be accessed through the Company's website at www.candente.com, and will be archived on the Candente website afterwards.

Maps and cross-sections can be viewed at: http://www.candente.com/s/PeruProjects_Canariaco.asp

Michael Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente, and Joanne C. Freeze, P.Geo., President and CEO, are the Qualified Persons (QPs) as defined by NI 43-101 for the project discussed above and they have read and approved the contents of this release.

On another matter, the Company is pleased to announce, pursuant to section 4.11 of National Instrument 51-102, the appointment of Staley, Okada & Partners, Chartered Accountants, of Vancouver, B.C., as its new auditors, effective February 7th, 2005. The Company wishes to thank its former auditors, Beauchamp & Company, Chartered Accountants, of Vancouver, B.C., and advises that this change is due to the requirement that the Company, being a foreign private issuer with the U.S. Securities and Exchange Commission, have auditors who are registered with the U.S. Public Company Accounting Oversight Board.

Candente is a diversified copper and gold exploration company. Our focus is to increase shareholder value through discovery. Candente has an advanced exploration stage copper project, Canariaco, and several other gold and gold-copper projects in Peru and Newfoundland. Candente’s directors have individual track records in both the discovery and development of multi-million ounce gold and silver, and multi-billion pound copper deposits. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 126

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. – FISCAL YEAR ENDING DECEMBER 31ST, 2004 RESULTS

Vancouver, British Columbia, April 1st, 2005. Candente Resource Corp. – DNT:TSX-V (the “Company”) confirms that its annual audited financial statements for the fiscal year ended December 31st, 2004 were filed on SEDAR on March 31st, 2005.

The following discussion and analysis is for the period ended December 31st, 2004 compared with the period ended December 31st, 2003. This information is current to March 28th, 2005 and has not been reviewed by the Company’s auditors. (All amounts in U.S. Dollars)

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations) in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Net Loss for the year totaled ($1,556,932), or ($0.04) per share, compared to a loss of ($1,601,498), or ($0.06) per share, in the prior year. The main differences in expenses between the two years are as follows:

·

International Security expense of ($30,837) compared to ($12,386) in 2003 as the Company took extra protection measures for its personnel in Peru;

·

Legal, audit and accounting of ($94,612) versus ($55,851) in 2003 due to higher legal expenses related to the Company’s listing on the Toronto Stock Exchange;

·

Management and Office salaries of ($115,167) versus ($71,226) in 2003 and Office, rent and miscellaneous of ($109,995) compared to ($62,068) in 2003 due to additional personnel and additional office space rented in Vancouver;

·

Promotion, Travel, and Entertainment, which rose to ($156,742) from ($132,752) in 2003 as management attended several additional industry conferences during the period as well as traveling to Peru to review new exploration programs;

·

Write off of deferred costs on mineral properties of ($728,750) compared to ($222,444) in 2003 as the Company wrote-off all of its deferred exploration in Newfoundland, Canada except for the Staghorn, Linear, Micheal’s Harbour, and Virgin Arm Properties.

These expenses were partially offset by higher interest income of $51,577 in 2004 compared to $26,500 in 2003 due to higher average cash balances, reduced stock-based compensation expense of ($222,686) in 2004 compared to ($911,014) in 2003, and the Foreign Exchange gain of $222,216 in 2004 compared to $25,141 in 2003, which was due to favorable exchange rates for the Canadian dollar against the US Dollar.

The operational effectiveness of the Company’s activities in Peru has improved due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

The following is a summary of the key exploration projects the Company has been working on:

CANDENTE RESOURCE CORP. – DNT:TSX -News Release - April 1st, 2005 – Page 2

Canariaco

The Caiiariaco property covers three porphyry copper-gold prospects in the Western Cordillera of the Peruvian Andes and was acquired (100% interest) from the Peruvian government in an auction for US$75,000. At that time 10 drill holes had intersected 100 to 300 metres of significant copper mineralization over an area measuring 1 km by 1.2 km.

The property lies in the Canares District of Ferrenafe Province in Northern Peru about 100 km NE of the city of Chiclayo and 700 km NNW of Lima. Access to the property is from Chiclayo along a paved road to Batan Grande and then via gravel road. Travel time to the property from Chiclayo averages 6 hours by four-wheel drive vehicle. There is also a paved highway 12 km north of the property that could be connected to in future to provide better access the property. The area is sparsely populated however, a local labour force is readily available and favourable to exploration and development. Elevations range from 2500 to 3200m above sea level.

Copper mineralization was first discovered at Canariaco by the British Geological Survey in 1970 through a stream sediment sampling program. In 1973, Ingemmet drilled 5 holes into the Canariaco Norte area of the property. 4 of the 5 holes returned copper intersections. Placer Dome optioned the property in 1994. They conducted additional surface sampling and drilled 3 new diamond drill holes at Canariaco Norte. All 3 holes returned copper intersections. Placer withdrew from their property option in January 1997.

In 1998, Minero Peru solicited for joint venture partners on the property. Billiton was selected and signed an option agreement in February 1999. Billiton conducted a detailed exploration of the property assisted by the construction of a new access road and camp site at the property. Billiton conducted detailed geological mapping of Canariaco Norte, Canariaco Sur and a third porphyry system they discovered and named Quebrada Verde. Billiton also conducted soil and rock chip sampling as well as IP and ground magnetic surveys over all 3 systems and re-logged all previous drill holes. At the conclusion of the preliminary work, Billiton drilled 7 holes of 1128.20 meters in total. 3 of the new holes were drilled at Canariaco Norte, 3 at Canariaco Sur and 1 hole at Quebrada Verde. The Canariaco North program extended the area of known mineralization 500m further south that that previously defined. Although the new Canariaco Norte holes returned only near-economic grades of copper mineralization, Billiton did proceed with metallurgical test work, including diagnostic leach tests on 12 samples of core conducted by SGS in Santiago, Chile. The tests determined copper recoveries of 85-90% of material with a head grade of 0.78%. Billiton concluded the resource was potentially leachable. Billiton dropped the property option during a period of low mineral prices where they decided to focus on larger and more advanced properties.

In March 2001, Candente engaged engineering consultants Knight Piesold Ltd. to evaluate the Caiiariaco property for the necessary infrastructure for developing a SX-EW mine. Knight Piesold identified several suitable sites for heap leach pads and waste stockpiles within relative proximity to the Canariaco Norte zone.

Due to the rise in copper prices, the Company resumed work on the project during the first quarter of 2004. Initial exploration comprised geological mapping, rock chip and bulk sampling, and a magnetics (geophysical) survey. This exploration helped to delineate drill targets and from September to November 2005, 2648m of core was drilled in 12 holes which averaged 0.67% copper over 167m in the Norte Zone.

An independent preliminary inferred mineral resource estimate was completed on March 23rd, 2005 on the Canariaco Norte Zone of the Canariaco property. This estimate is considered to be very preliminary as this resource makes up less than 15% of the volume of known mineralization. The report estimates an inferred resource of 76.5 million tonnes grading 0.614% copper and 0.099 grams per tonne (gpt) gold at a cut-off grade of 0.30% copper. Contained metal in the resource equals 1,035 million pounds of copper and 243,000 ounces of gold.

CANDENTE RESOURCE CORP. – DNT:TSX -News Release - April 1st, 2005 – Page 3

The surface expression of the preliminary resource is approximately 14 hectares, which is less than 15% of the surface expression of known copper mineralization (114 hectares) in the Norte Zone, as currently defined by 23 drill holes and surface copper showings. This zone extends over a minimum length of 1.2 kilometres (km) and a minimum width of 1 km and remains open laterally. In addition, several drill holes to date have ended in copper grades of 0.55% to 1.00% indicating that the deposit is also open to depth.

PRELIMINARY INFERRED RESOURCE

Cut-off Grade (% Cu)	Tonnes (Million)	Copper Grade (% Cu)	Gold Grade gpt	Contained Copper (Million lbs)	Contained Gold (Ounces)
0.5	58.5	0.672	0.104	866	195,000
0.4	71.0	0.634	0.101	992	230,000
0.3	76.5	0.614	0.099	1,035	243,000

Total silver content has not been estimated yet as analyses were not available for all of the holes. The seven holes analysed to date show an average of 2.5 gpt silver.

The mineral resource estimate is based on assay results from 2891.4 metres of drill core from a total of 3451.4 drilled in 15 holes of which 12 were drilled by Candente in 2004 and 3 were drilled in 1973 and 1995 by Ingemmet and Placer Dome. The Candente holes were drilled at 100 metre spacings. The estimations for the preliminary resource were capped at a copper grade of 2.0% and a gold grade of 0.3 gpt. Independent geologist James A. McCrea, P.Geo., and a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 23rd, 2005 The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources. For more detailed information about the drilling program, including the analysis used, please refer to the news release dated March 23rd, 2005.

The Company will continue with drilling in 2005. The 2005 drill program, planned to commence in early May, will focus on expanding the resource at Canariaco Norte. The first target area will be the central to southern portion of the known deposit where chalcocite (leachable copper) dominates the copper mineralization. Two other copper-gold porphyry targets on the property will also be investigated. Environmental permitting is in progress, which will allow an additional 78 holes to be drilled on the property.

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. Anomalous levels of gold, copper and several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km. An Induced Polarization (IP) survey recently completed in October has outlined a chargeability anomaly over an area extending 7 km by 1 km and is still open. The chargeability signature is typical of disseminated mineralization found in porphyry deposits and occurs within the geochemical anomalies and alteration zone. A Time Domain EM (TDEM) survey was also carried out over the Toril high sulphidation target areas and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004. The holes were drilled to depths of 46m to 201m. Eight of the holes were drilled in the Toril high sulphidation gold zone and one in the combined Ana-Olla porphyry gold-copper zone. Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

CANDENTE RESOURCE CORP. – DNT:TSX -News Release - April 1st, 2005 – Page 4

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits over a depth of 189 metres. The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using geochemistry and geology only. Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone within the extensive IP chargeability anomaly. Porphyry style alteration and mineralization is evident on surface above the chargeable body over a 1.8 km length and 0.8 km width.

Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole. Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork. Gold (Au) and copper (Cu) levels ranging from 0.1 grams per tonne (gpt) to 1.2 gpt Au and 0.1 percent (%) to 0.69% Cu occur in 100 of the 130 samples collected. The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper, which demonstrate a strong gold and copper bearing system but are not believed to be in the best part of the porphyry system. All of the data is compiled and a follow-up drilling program is being planned.

El Tigre

El Tigre is an epithermal gold/silver exploration project located in Northern Peru approximately 30 km east of the city of Chiclayo and totals approximately 3200 hectares. The property lies adjacent to a paved road and travel time from Chiclayo is about 30 minutes. The El Tigre property is located in the Coastal belt of Peru where exploration is possible year round. El Tigre is an epithermal gold project where gold values from 0.5 to 9.5 gpt occur over a 2 km long target area. Mineralization is considered to be low sulphidation (El Penon type). El Penon produces gold at $44 per ounce for Meridian Gold in Chile, which makes El Tigre an excellent exploration target type.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004 which will be used to delineate drill targets. The agreement has been approval by the TSX Venture Exchange. Under the option agreement with Orex Ventures, Candente will carry out additional geophysical surveys, geological mapping and rock chip sampling to delineate drill targets on the project.

Las Sorpresas

The Las Sorpresas property covers 2,827 hectares in Northern Peru. It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca. It is located just south-south-east of the Yanacocha deposits held by Buenaventura and Newmont. Nine separate deposits have been discovered to date at Yanacocha and reserves are reported to be in the order of 35 million ounces of gold. The Yanacocha deposits are high sulphidation epithermal gold deposits occurring within a mid to late Miocene dome field and associated volcaniclastic rocks. Structural controls are north-easterly and north-westerly. Copper mineralization occurs at depth below the gold deposits.

Reconnaissance geological mapping and a preliminary stream sediment sampling survey have been conducted over the property. Levels of gold are highest (189 to 789 parts per billion) towards the centre of the property indicating a potential gold source within Las Sorpresas. Anomalous levels of mercury occur in soils also near the centre of the property. Mercury is one of the exploration tools used to discover buried gold zones at Yanacocha.

CANDENTE RESOURCE CORP. – DNT:TSX -News Release - April 1st, 2005 – Page 5

The property is underlain by siliceous tuffs belonging to the Calipuy Formation which are similar to those hosting the Yanacocha deposits. Several circular,semi-circular and domal features have been identified on the northern end of the claims. North-easterly structures crosscut the property. Argillic alteration at the northwestern end of the property is believed to be part of the system that hosts one of the Yanacocha deposits. Rock samples from this area contain strongly anomalous values of mercury (3000 to >5000 ppb). Opalized and brecciated feldspar porphyry containing both early and late stage opal, likely represents the shallow portions of an epithermal system. In other parts of the property, stream sediment samples are anomalous in gold, mercury, arsenic and lead.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004 which will be used to delineate drill targets. The agreement has been approval by the TSX Venture Exchange.

The property remains largely unexplored and the company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the property’s geology and its potential to host epithermal deposits. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project.

Staghorn

The Staghorn property is located in Southwestern Newfoundland, approximately 60 kilometres southeast of the seaport of Stephenville. On March 15, 2004, Candente entered into an agreement with Goldcorp Inc. ("Goldcorp"), whereby Goldcorp has the right to earn a 70% interest in the Staghorn property by financing all exploration and acquisition costs and completing a bankable feasibility study by January 2010. Bankable feasibility must be reached by January 2010 or Goldcorp must spend a minimum of $1,000,000 per year starting in 2009 to keep the option current.

Large tonnage gold potential with similarities to intrusion-hosted orogenic deposits in the Tien Shans in Central Asia (Muruntau and Kumtor: 175 and 19 Moz) has been recognized on the Staghorn Property. Similarities include host rocks, structural setting, alteration, mineralization and metal suites.

During the summer of 2003, Candente carried out exploration on the property. Gold values from this exploration range from 0.5 to 25.7 grams per tonne (gpt) - (many in the 3 to 5 gpt range) in the trenched portion, which extends 42 meters (m) in length and 10 to 20 m in width.

In June 2004 Candente identified several high chargeability zones. These zones appear to be associated with gold mineralization as they both occur within the same structural trend. The high chargeability signature also fits that expected for a sulphide bearing gold system similar to the type of mineralization found to date on the property. The high chargeability zones were identified by a recently completed Induced Polarization (IP) survey and covered 3.2 km of strike length. Gold has been identified to date at several locations over 2.5 km of the same trend.

Drilling has recently started and is being carried out by Petro Drilling Company Limited of Newfoundland. The drilling will test the 3.2 kilometre (km) structural trend where gold mineralization has been found as well as several high chargeability zones that often coincide with the gold-bearing sulphide mineralization found on the property.  This program will be funded by Goldcorp.

CANDENTE RESOURCE CORP. – DNT:TSX -News Release - April 1st, 2005 – Page 6

Linear

The Linear Group consists of 50 claims (1250 ha), located 1km east of Glenwood-Appleton and 15 km west of Gander in Central Newfoundland. The property was staked in late 1998 and Jan / Feb. 1999 to cover the Appleton Linear, a fault related zone, 20 km + long.  Visible gold in quartz float was noted by Noranda in this area in the late 1980's. Visible gold in quartz veining was located by prospecting in 1999/2000 in five areas over a 2 km strike length on the east side of the Appleton Linear. Drilling gave significant intersections from four of these showings.

In February of 2003 a diamond drill program comprised of 5 holes totalling 668m was completed by Candente. The program was designed to build structural knowledge of controls on gold mineralization using oriented core techniques. Two holes (LG03-3 and LG03-4) defined a zone of disseminated sulphide mineralogy to the west of the Appleton Linear with elevated gold values ranging from 0.68 g/t to 3.36 g/t within this zone. Gold values from other holes that tested structures and lithology related to the vein mineralization on the east side of the Appleton Linear included 2.16m of 2.85 g/T, 7.4m of 2.88 g/T, and 0.4m of 7.2 g/T as well as numerous intervals with gold values between 0.5 and 2.0 g/T.

The potential for a major gold deposit(s) is excellent as shown by the gold mineralization and related silicification already noted on surface on the property. Given the results to date on the Linear property and the interest shown in a contiguous property, more work is required to evaluate the claim group for further gold mineralization similar in style to that found along the Carlin Trend in Nevada.

Virgin Arm

The Virgin Arm property is a 2,300 hectare gold exploration project located in the Botwood Basin of central Newfoundland. During the 1980’s, the Geological Survey of Canada and then Noranda Exploration Company Limited conducted exploration programs. In 2002, Candente followed up the Noranda results with prospecting, silt and rock sampling, coarse gold panning, line-cutting, soil sampling and grid geological mapping. 5 new gold showings have been identified to date.

During 2003, the Company conducted mapping, sampling and trenching on the property. During 2004, the Company reviewed the results and further exploration on the project would consist of a two step exploration program on the property. The first would include soil and rock chip sampling in target areas previously identified through prospecting. The second would include pitting and trenching to test bedrock beneath areas of encouraging gold results in soil and/or rock samples taken during step one.

Island Pond, Paul’s Pond, Duder Lake and Eastern Pond

Island Pond, Paul’s Pond, Duder Lake and Eastern Paul are all located in central Newfoundland, Canada. The Company has conducted exploration programs on all of these properties, including diamond drill programs on Paul’s Pond and Duder Lake. Results from other properties have been more encouraging and the Option Agreement that the Company holds on these four properties have been terminated.

Selected Annual Information

	Years ended December 31,
	2004	2003	2002
Net Revenues	-	-	-
Loss for the year	(1,556,932)	(1,601,498)	(437,665)
Loss per share	(0.04)	(0.06)	(0.02)
Total assets	6,622,216	7,094,011	2,984,460
Long term liabilites	-	-	-
Dividends	-	-	-

CANDENTE RESOURCE CORP. – DNT:TSX -News Release - April 1st, 2005 – Page 7

Summary of Quarterly Results

Net loss by quarter

	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
2004	(446,656)	(293,674)	(98,676)	(717,926)	(1,556,932)
2003	(103,997)	(115,483)	(80,290)	(1,301,728)	(1,601,498)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain.

Capital Resources and Liquidity

During the year the Company raised $454,124 by the issue of 1,715,250 shares on the exercise of option and warrants, and also received option payments and reimbursement of exploration funds of $769,896.

The Company has adequate financial resources to conduct its activities for the next year and currently does not anticipate difficulties in raising additional funding if needed. Of the total 3,971,250 options outstanding 1,671,400 options are “in the money” at March 28, 2005, and are potentially exercisable to generate $675,000 in additional funding.

There is however, no assurance that any future funding can be accomplished as it would be wholly dependent on the state of the capital markets for junior gold exploration companies. The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 8 to the Financial Statements.

Changes in Accounting Policy

No changes have been made in the current year.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, gold, short-term investments, receivables, accounts payable and accrued liabilities, some of which are denominated either in Canadian dollars, U.S. dollars or Peruvian soles. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the year ended December 31, 2004, the Company recorded a gain of $222,216 while in 2003 a gain of $25,141 was recorded for foreign exchange. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in soles or U.S. dollars.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

CANDENTE RESOURCE CORP. – DNT:TSX -News Release - April 1st, 2005 – Page 8

Outstanding Share Data

The Company has one class of common shares: as at March 28, 2005 there were 36,268,954 common shares outstanding.

The Company has a stock option plan: As at March 28, 2005, there were 3,971,250 stock options outstanding, of which 2,375,600 have vested.

The Company has outstanding as at March 28, 2005 2,437,500 warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Candente is a diversified copper and gold exploration company. Our focus is to increase shareholder value through discovery. Candente has an advanced exploration stage copper project, Canariaco, and several other gold and gold-copper projects in Peru and Newfoundland. Candente’s directors have individual track records in both the discovery and development of multi-million ounce gold and silver, and multi-billion pound copper deposits. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter de Visser”

Peter de Visser, Chief Financial Officer

Candente Resource Corp. - Release No. 127

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 - 788 BEATTY STREET
VANCOUVER, B.C. V6B 2M1
PHONE: 604-688-2850 FAX: 604-688-2777

February 15, 2005

British Columbia Securities Commission                              Ontario Securities Commission

701 West Georgia Street, 9th Floor                                       1903 – 20 Queen Street West

Vancouver, B.C. V7Y 1L2                                                     Toronto, Ontario M5H 3S8

Staley, Okada & Partners                                                      Alberta Securities Commission

Chartered Accountants                                                          300 – 5th Avenue, SW, 4th Floor

400 - 889 West Pender Street                                               Calgary, Alberta T2P 3C4

Vancouver, B.C. V6C 3B2

Candente Resource Corporation

200 - 905 West Pender Street

Vancouver, B.C. V6C 1L6

Dear Sirs/Mesdames:

Re: CANDENTE RESOURCE CORPORATION (The “Company”)

We hereby submit our resignation as auditors of the Company effective February 7, 2005. We advise that no reportable events, as defined in National Instrument 51-102 of the Canadian Securities Administrators, have arisen from our engagement as auditors of the Company. We further advise that we have reviewed the information contained in the Company’s Notice of Change of Auditor dated February 7, 2005 and we do not disagree with the information contained in such notice.

Yours truly,

BEAUCHAMP & COMPANY

“BEAUCHAMP & COMPANY”

MICHAEL L. SHARF, C.A.

Suite 400 - 889 West Pender Street

Vancouver, BC Canada V6C 3B2

Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

16 February 2005

B.C. Securities Commission

P.O. Box 10142, Pacific Centre

9th Floor - 701 West Georgia Street Vancouver, B.C. V7Y 1L2

Alberta Securities Commission

20th Floor, 10025 Jasper Avenue Edmonton, Alberta T5J 3Z5

Ontario Securities Commission

20 Queen Street West

Suite 1900

Toronto, ON M5H 3S8

Dear Sirs/Madames:

RE: Candente Resource Corporation. (the “Company”)

We have read the Change of Auditor Notice of the Company dated 7 February 2005 and are in agreement with the statements contained in such Notice.

Yours truly,

“Staley, Okada & Partners” STALEY, OKADA & PARTNERS Chartered Accountants

cc:      Beauchamp & Company

           Chartered Accountants

           #205-788 Beatty Street

           Vancouver, B.C. V6B 2M1

Staley, Okada & Partners is member of MSI, a network of Independent professional firms ^ A member of the Institute of Chartered Accountants of British Columbia
                   A partnership of Incorporated professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.